Exhibit 99.1

Pan American Silver announces results of annual general and special shareholders meeting

VANCOUVER, May 12, 2016 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the "Company") is pleased to announce the voting results from its annual general and special meeting of shareholders held on Wednesday, May 11, 2016, in Vancouver, British Columbia.

A total of 106,751,287 shares were represented at the meeting, being 70.23% of the Company's issued and outstanding common shares.  Shareholders voted in favour of all matters brought before the meeting, including the appointment of auditors for the ensuing year, the authorization of the directors to fix the remuneration payable to the auditors, the acceptance of the Company's approach to executive compensation, otherwise known as say-on-pay, and the election of management's nominees as directors.

Director Voting

Director Nominee	Votes For	Votes Withheld
Ross J. Beaty	75,083,341 (99.21%)	594,366 (0.79%)
Michael L. Carroll	75,149,035 (99.30%)	528,672 (0.70%)
Christopher Noel Dunn	74,203,256 (98.05%)	1,474,451 (1.95%)
Neil de Gelder	74,960,972 (99.05%)	716,735 (0.95%)
David C. Press	74,540,062 (98.50%)	1,137,645 (1.50%)
Walter Segsworth	74,402,786 (98.32%)	1,274,921 (1.68%)
Michael Steinmann	75,127,236 (99.27%)	550,471 (0.73%)
Gillian D. Winckler	75,092,915 (99.23%)	584,792 (0.77%)

Say-on-Pay Voting

Resolution	Votes For	Votes Against
Advisory resolution approving the Company's approach to executive compensation	71,098,852 (93.71%)	4,770,196 (6.29%)

ABOUT PAN AMERICAN SILVER

Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in the USA, Mexico, Peru and Argentina.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: INFORMATION CONTACT, Kettina Cordero, Manager, Investor Relations, (604) 684-1175, ir@panamericansilver.com, www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 12:15e 12-MAY-16